Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
FACSIMILE: (714) 427-7799

Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	August 7, 2009

Via Federal Express
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720
Attn.: Jeffrey P. Riedler, Assistant Director

RE:	Peregrine Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 Filed July 14, 2009 File No. 333-160572

Dear Mr. Riedler:

Enclosed please find three (3) copies of the Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3 filed July 14, 2009, File Number 333-160572 (the “Registration Statement”).  By letter dated July 28, 2009, the Securities and Exchange Commission (the “Commission”) noted the following comment:

Incorporation of Certain Documents by Reference, page A-23

1.
We note that your registration statement incorporates by reference your Form 10-K Annual Report for the fiscal year ended April 30, 2009, which was filed on July 14, 2009.  However, that Form 10-K does not include the disclosure required by Part III of the form.  Instead, it incorporates by reference such disclosure from information that will be contained in your 2009 annual proxy statement to shareholders.  Accordingly, and consistent with Question H.6 of the SEC staff's publicly available Form S-3 telephone interpretations, you must either file an amended Form 10-K that includes the disclosure required by Part III of Form 10-K or file your definitive proxy statement, including the disclosure required by Part III of Form 10-K, before the above-referenced registration statement may go effective.

The Company notes the Commission’s comment and on the date hereof has filed an amended Form 10-K to add  the disclosures required by Part III of Form 10-K.

Mr. Jeffrey P. Riedler
August 7, 2009

Exhibit Index, page EX-3

2.
We note that Exhibit 10.11 references the At Market Issuance Sales Agreement dated March 26, 2009, by and between Peregrine Pharmaceuticals, Inc. and Wm. Smith & Co.  We note that the most recent version of this Agreement, dated July 14, 2009, was incorporated by reference to Exhibit 10.16 to your current report on Form 8-K, which was filed on July 14, 2009.  Please exhibit this Agreement to your registration statement.

The Company notes the Commission’s comment and on the date hereof has filed the Amendment (copies enclosed herewith) which adds reference to the current report on Form 8-K, which was filed with the Commission on July 14, 2009, to the list of documents incorporated by reference on page A-23.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours, Snell & Wilmer /s/ MARK R. ZIEBELL Mark R. Ziebell

MRZ:jl